Playlogic Entertainment Inc.
                                747 Third Avenue
                               New York, NY 10019




September 21, 2005,


Via Edgarlink
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC  20549
Attention:        Ms. Mary Fraser


Re:      Playlogic Entertainment Inc.
         Registration Statement on Form SB-2
         File No. 333-126721

Dear Ms. Fraser:

     Pursuant  to Rule  461  under  the  Securities  Act of  1933,  as  amended,
Playlogic Entertainment, Inc. (the "Company") hereby requests that the Commission take appropriate action to make the above-captioned Registration Statement effective at 5:30 PM Washington, D.C. local time on Friday September 23, 2005, or as soon thereafter as possible.

     Pursuant to the comments of the Commission set forth in the letter dated August 16, 2005 in connection with the above-captioned Registration Statement, the Company acknowledges that:

     - should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     - the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     - the Company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



     Should you have any questions or comments regarding the foregoing, please contact Alexander N. Gordon, Esq. at 212 847 8750.


                                     Sincerely,

                                     Playlogic Entertainment Inc.


                                     /s/ WILLEM SMIT
                                     Willem Smit
                                     President and Chief Executive Officer



cc:  Paul D. Downs, Esq. and Alexander N. Gordon, Esq.(Heller Ehrman LLP)



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9/21/05 10:27 AM (41948.0001)